Westport Fuel Systems

ANNUAL GENERAL AND SPECIAL MEETING FOR WESTPORT FUEL SYSTEMS INC.

NOTICE & ACCESS NOTIFICATION TO SHAREHOLDERS

WHEN	WHERE
Wednesday, April 29th, 2020 10:00 a.m. PT	Suite 101, 1750 West 75th Ave, Vancouver, BC, V6P 2G2

You are receiving this notification as Westport Fuel Systems Inc. ("Westport Fuel Systems") has decided to use the notice-and-access method for delivery of meeting materials to its beneficial shareholders. Under notice-and-access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Westport Fuel Systems Annual General and Special Meeting. However, instead of a paper copy of the Information Circular (as defined below), shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Please review the Information Circular prior to voting.

BUSINESS OF THE MEETING

Shareholders will be asked to consider and vote on the following matters:

1. **Election of directors**: the election of directors of Westport Fuel Systems for the next year. Information respecting the election of directors may be found in the "Matters to be Acted Upon - Election of Directors" section of the Information Circular.
2. **Appointment of auditors**: the appointment of KPMG LLP as auditors for Westport Fuel Systems for the next year and the authorization of the directors to fix their remuneration. Information respecting the appointment of KPMG LLP may be found in the "Matters to be Acted Upon - Appointment of Auditors" section of the Information Circular.
3. **Amendment to Omnibus Plan**: the approval of certain amendments to the Westport Fuel Systems Omnibus Incentive Plan. Information respecting the amendments to the Westport Fuel Systems Omnibus Incentive Plan may be found in the "Matters to be Acted Upon - Amendment to the Omnibus Incentive Plan" section of the Information Circular.
4. **Advisory say-on-pay vote**: the Corporation's approach to executive compensation

The specific details of the matters are set forth in the Management Information Circular dated March 17, 2020 (the "**Information Circular**"). Shareholders are reminded to review the meeting materials prior to voting.

BENEFICIAL HOLDERS

Beneficial Holders are asked to register their vote by using the one of the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET: www.proxyvote.com TELEPHONE: 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH)

MAIL: The voting instruction form may be returned by mail in the envelope provided.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Materials can be viewed online at www.SEDAR.com or at the following internet address: wfsinc.com/investors/financial-information

QUESTIONS

Shareholders with questions about Westport Fuel Systems Annual General and Special Meeting, or about notice-and-access, can reach Westport Fuel Systems Investor Relations team at 1-844-718-2046 or invest@wfsinc.com.

PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request that paper copies of the meeting materials be sent to them by first class mail, courier or equivalent within three (3) business days after receiving the request at no cost by dialing 1-844-718-2046. Westport Fuel Systems estimates that requests must be received by no later than 4:00 pm Pacific Time, Wednesday, April 15, 2020 in order to receive the meeting materials in advance of the meeting date. Requests for meeting material may be made up to one year from the date the Information Circular was filed on SEDAR.

By order of the Board of Directors of Westport Fuel Systems Inc.,

David M. Johnson
Chief Executive Officer
March 17, 2020

2020-03-16